FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

NPM Securities, LLC
Year Ended December 31, 2024
With Report of Independent Registered Public Accounting Firm

(Confidential Pursuant to Rule 17a-5(e)(3))
(SEC I.D. No.8-69312)

.

NPM Securities, LLC

Financial Statements
and Supplemental Information

Year Ended December 31, 2024

Contents

Facing Page and Oath or Affirmation

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SEC FILE NUMBER
69312

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NPM Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 East 28th Street, 7th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Latifat Afonja	646-968-7019	lati.afonja@npm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Latifat Afonja</u>_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>NPM Securities, LLC</u>_____, as of <u>12/31</u>_____, 2 <u>024</u>_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Principal Financial Officer

Notary Public

PATRICK MAGUIRE
NOTARY PUBLIC-STATE OF NEW YORK
No. 02MA0018563
Qualified in Nassau County
My Commission Expires 12-12-2027

This filing contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management
NPM Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NPM Securities, LLC as of December 31, 2024, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of NPM Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of NPM Securities, LLC's management. Our responsibility is to express an opinion on NPM Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to NPM Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of NPM Securities, LLC's financial statements. The supplemental information is the responsibility of NPM Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as NPM Securities, LLC's auditor since 2021.
Florham Park, New Jersey
March 3, 2025

NPM Securities, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash	$	4,938,786
Cash segregated under federal regulations		633,083
Interest receivable		63,616
Accounts receivable, net		865,723
Prepaid and other assets		60,141
Total assets	$	6,561,349

Liabilities and member's equity

Liabilities:

Accounts payable	$	337,022
Due to Parent		20,000
Due to customer		633,083
Total liabilities		990,105
Member's equity		5,571,244
Total liabilities and member's equity	$	6,561,349

See accompanying notes to financial statements.

NPM Securities, LLC

Statement of Operations

Year Ended December 31, 2024

Revenues		
Transaction fees	$	13,592,128
Interest		2,452,277
Total revenues		16,044,405
Expenses		
Expense Sharing costs		6,916,503
Computer operations and data communications		27,327
Professional services		111,300
Regulatory fees		89,560
General and administrative expenses		250,063
Total expenses		7,394,753
Interest income		(175,989)
Net income	$	8,825,641

See accompanying notes to financial statements.

NPM Securities, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2024

Balance at December 31, 2023	$	4,245,603
Distribution		(7,500,000)
Net income		8,825,641
Balance at December 31, 2024	$	5,571,244

See accompanying notes to financial statements.

NPM Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2024

Operating activities

Net income	$	8,825,641
Changes in operating assets and liabilities:		
Accounts receivable, net		(171,455)
Interest receivable		(14,721)
Due to Parent		15,381
Prepaid and other assets		(10,252)
Accounts payable		265,932
Due to customer		612,379
Net cash provided by operating activities		9,522,905
Financing activities		
Distribution		(7,500,000)
Net cash used in financing activities		(7,500,000)
Net increase in cash and cash segregated under federal regulations		2,022,905
Cash and cash segregated under federal regulations at beginning of year		3,548,964
Cash and cash segregated under federal regulations at end of year	$	5,571,869
Supplemental Disclosure:		
Interest income received during the year ended December 31, 2024	$	2,628,266
Cash	$	4,938,786
Cash segregated under federal regulations		633,083
Total Cash and cash segregated under federal regulations at end of year		5,571,869

See accompanying notes to financial statements.

NPM Securities, LLC

Notes to Financial Statements

Year Ended December 31, 2024

1. Organization and Description of the Business

NPM Securities, LLC ("NPMS" or the "Company") was formed under laws of the State of Delaware on May 1, 2013. The Company is registered as an introducing broker-dealer and alternative trading system ("ATS") with the Securities and Exchange Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ('SIPC"). The Company is subject to regulation by the SEC, FINRA, and state securities regulators.

NPMS is a wholly owned subsidiary of Nasdaq Private Market, LLC formerly Copeland Markets LLC ("NPM" or the "Parent").

The ATS facilitates primary and secondary transactions in private unregistered securities (i.e., securities not listed on registered securities exchange and not registered under Section 12 of the Securities Exchange Act of 1934) ("Exchange Act") whether domiciled in the U.S. or outside of the U.S. ("Private Company Product Line").

The ATS will utilize various price discovery and execution mechanisms, such as structured liquidity programs (liquidity programs in which issuers connect purchasers of equity securities with their existing stockholders and/or optionees that are identified or approved by the issuers) in the form of company buy backs, third-party tender offers, or auctions; one-off secondary transactions; primaries and subscriptions with respect to its product lines; provided, however, that the Company will not serve as an underwriter to any issuer.

The Company is not a member of any securities depositories or clearing corporations, and does not maintain brokerage accounts or maintain custody of any securities. The Company may receive securities, but will promptly transmit them to the issuer or its transfer agent. The issuer, its transfer agent, or other corporate record keeper will provide the buyer with a stock certificate in either physical or book entry form. The Company manages and operates its business as one reportable segment.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification and set forth by the Financial Accounting Standards Board ("FASB").

NPM Securities, LLC

Notes to Financial Statements (continued)

Year Ended December 31, 2024

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Allowance for Credit Losses

For financial assets measured at amortized cost (e.g., cash and receivables), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and de minimis historic and expected losses.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2024. The Company's cash is held by one financial institution which, at times, may exceed federally insured limits. At December 31, 2024, the Company had cash of $4,938,786.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. At December 31, 2024, the Company held $633,083 of customer funds in a special account for the exclusive benefit of customers of NPM Securities, LLC.

Revenues

Substantially all the Company's revenues are considered to be revenues from contracts with customers. The Company does not have obligations for warranties, returns or refunds to customers. For the contracts with the Company's customers, the Company's performance obligations are short-term in nature and there is no significant variable consideration. The Company does not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

The Company's primary business is facilitating transactions for private equity assets, providing both buyers and sellers access to liquidity through a controlled marketplace. Transaction fees

Revenues (continued)

comprises Platform, Trading & Other Revenue. Trading Revenue is typically recognized on the settlement date of the transaction, which is when the performance obligation is complete. Platform Revenue (Tender Offer and Buyback) is recognized pro-rata over the period from program launch to settlement.

Segment Reporting

Effective January 1, 2024 the Company adopted the provisions of ASU No.2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASU 2023-07 for interim periods.

In accordance with ASU 2023-07, the Company is required to disclose significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state and local income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by the Parent, a U.S. partnership pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii).

3. Related-Party Transactions

The Parent agrees to provide the Company with support services, including, but not limited to, direct financial and business management support, compliance and reporting support, information technology support, legal services, occupancy and human resource services. Included in Expense

3. Related-Party Transactions (continued)

Sharing costs on the Statement of Operations are the expense related to these support services, which were $6,916,503 for the year ended December 31, 2024.

At December 31, 2024, $20,000 was recorded as Due to Parent on the Statement of Financial Condition. It is the intent and ability of management to settle all intercompany balances between the Parent and the Company on a net basis. The Company records all transactions to and from the Parent subject to the expense sharing arrangement.

4. Income Taxes

The Company's operating results will be included in the federal and state income tax returns filed by the Parent, Nasdaq Private Market, LLC, a U.S. partnership pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii).

5. Revenues

The following table presents the Company's total revenues for the year ended December 31, 2024:

Revenue	
Platform revenue	$ 7,235,261
Trading revenue	5,924,635
Other revenue	432,232
Interest	2,452,277
Total Revenue	**$16,044,405**

6. Segment Reporting

The Company is registered as an introducing broker-dealer and ATS with the SEC. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses the excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make capital distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of significant accounting policies (see Note 2).

NPM Securities, LLC

Notes to Financial Statements (continued)

Year Ended December 31, 2024

6. Segment Reporting (continued)

The following table presents the segment revenue and significant expenses for the year ended December 31, 2024

Revenue	16,044,405
Less:	
Expense Sharing costs	6,916,503
Computer operations and data communications	27,327
Professional services	111,300
Regulatory fees	89,560
General and administrative expenses	250,063
Total expenses	7,394,753
Interest income	(175,989)
Net income	$ 8,825,641

The operating segment's asset for the year ended December 31, 2024 is $6,561,349

7. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). The Company calculates its excess net capital under the alternative basic method. At December 31, 2024, the Company had net capital of $4,645,380, which was $4,395,380 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). The Company does not hold customer funds or safekeep customer securities. The Company is permitted to receive customer funds in connection with privately negotiated securities transactions in anticipation of settlement. The Company maintains a "Special Account for the Exclusive Benefit of Customers of NPM Securities, LLC" for such customer funds received. Member distributions are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies.

8. Commitments and Contingent Liabilities

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held to be delayed or limited.

9. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for cash, cash segregated, accounts receivable, interest receivable and prepaid and other assets approximate fair value due to the short term nature of these assets. The Company's liabilities, which include accounts payable, due to parent and due to customer are reported at their contractual amounts, which approximate fair value.

10. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through March 3, 2025, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

Supplemental Information

NPM Securities, LLC

Computation of Net Capital

Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2024

Member's equity	$	5,571,244
Total non-allowable assets		925,864
Net capital		4,645,380
Less minimum capital required		250,000
Net capital in excess of minimum requirement	$	4,395,380

No material differences exist between the above computation of net capital and the computation of net capital included in the Company's corresponding unaudited Form X-17A-5, filing as of December 31, 2024.

NPM Securities, LLC

Computation for Determination of Reserve Requirements

Pursuant to SEC Rule 15c3-3

December 31, 2024

The Company is exempt from SEC Rule 15c3-3 pursuant to sub-paragraph (k)(2)(i). The Company does not hold customer funds or safekeep customer securities. The Company is permitted to hold the customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. The Company maintains "Special Account for the Exclusive Benefit of Customers of NPM Securities LLC" for such customer funds received.

NPM Securities, LLC

Information Relating to Possession or Control of Securities

Pursuant to SEC Rule 15c3-3

December 31, 2024

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Management
NPM Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NPM Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which NPM Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k(2)(i)) (the "exemption provisions") and (2) NPM Securities, LLC stated that NPM Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. NPM Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NPM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are aware of two material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The two material modifications relate to the following omitted exceptions:

(a) The account title "NPM Securities, LLC FBO Exclusive Benefit of End Customer " appeared to be inconsistent with the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i) which explicitly requires that the name of the account be "Special Account for the Exclusive Benefit of Customers in the name of the Company";

(b) As a result of an operational process where customer funds were withdrawn from the "Special Account for the Exclusive Benefit of Customers of NPM Securities LLC" and into a money market mutual fund subjecting the customer funds to potential market losses and outside of FDIC insurance protections.

Citrin Cooperman & Company, LLP

Florham Park, New Jersey
March 3, 2025



3 East 28th Street 7th Floor
New York, NY 10016 / USA

www.nasdaqprivatemarket.com

NPM Securities, LLC's Exemption Report

NPM Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i); and

(2) The Company believed it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception[1].

I, Latifat Afonja, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Lati Afonja

70CA10DB9ADB46F...

_____

Latifat Afonja
Principal Financial Officer
NPM Securities, LLC

3/3/2025

_____

Date

---

[1] The staff of the U.S. Securities and Exchange Commission (the "Staff") completed an examination of the Company on February 25, 2025. The Staff found that the Company did not avail itself from the exemptive provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) as a result of an operational process where customer funds were withdrawn from the "Special Account for the Exclusive Benefit of Customers of NPM Securities LLC" and into a money market mutual fund subjecting the customer funds to potential market losses and outside of FDIC insurance protections. Additionally, the Staff found that account title, "NPM Securities, LLC FBO Exclusive Benefit of End Customer", appeared to be inconsistent with the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i) which explicitly requires that the name of the account be "Special Account for the Exclusive Benefit of Customers of NPM Securities LLC".